Exhibit 99.1

NEWS RELEASE

Endeavour Silver Reports First Quarter, 2015 Financial Results; Conference
Call at 9am PDT (12pm EDT) on May 6, 2015
______________________________________________________________________________

Vancouver, Canada – May 6, 2015 - Endeavour Silver Corp. (NYSE: EXK; TSX: EDR) released today its financial results for the period ended March 31, 2015. Endeavour owns and operates three underground silver-gold mines in Mexico: the Guanaceví mine in Durango state, and the Bolañitos and El Cubo mines in Guanajuato state.

The Company’s financial performance in the First Quarter 2015 improved compared to the Fourth Quarter 2014, as a result of slightly higher precious metal prices and sharply lower operating costs quarter-on-quarter but was lower compared to the First Quarter 2014 due to slightly lower production and lower precious metal prices year-on-year.

Highlights of First Quarter 2015 (Compared to First Quarter 2014)

Financial
•	Net earnings of $1.4 million ($0.01 per share) compared to $4.0 million ($0.04 per share)
•	EBITDA(1) decreased 15% to $16.4 million
•	Cash flow from operations before working capital changes decreased 25% to $13.8 million
•	Mine operating cash flow before taxes(1) decreased 23% to $19.6 million
•	Revenue decreased 4% to $51.1 million
•	Realized silver price fell 17% to $17.11 per ounce (oz) sold (2% above average spot price)
•	Realized gold price fell 7% to $1,221 per oz sold (consistent with average spot price)
•	Cash costs(1) rose 47% to $7.17 per oz silver payable (net of gold credits)
•	All-in sustaining costs(1) rose 10% to $13.32 per oz silver payable (net of gold credits)
•	Working capital rose 22% to $25.8 million compared to $21.2 million at year end.
•	Cash and cash equivalents of $26.3 million

Operations
•     Silver production decreased 4% to 1,820,050 oz
•     Gold production decreased 15% to 15,808 oz
•     Silver equivalent production decreased 8% to 2.9 million oz (at a 70:1 silver:gold ratio)
•     Silver oz sold up 21% to 1,861,975 oz
•     Gold oz sold down 4% to 15,799 oz
•     Bullion inventory at quarter-end included 349,277 oz silver and 1,073 oz gold
•     Concentrate inventory at quarter-end included 65,677 oz silver and 933 oz gold

(1)	EBITDA, mine operating cash flow, cash costs and all-in sustaining costs are non-IFRS measures. Please refer to the definitions in the Company’s Management Discussion & Analysis.

Endeavour CEO Bradford Cooke commented: “We returned to positive earnings in Q1, 2015 thanks to improved operating cash flow and EBITDA driven by reduced cash operating costs and all-in sustaining costs compared to Q4, 2014. Each of our three mining operations performed better than plan in the first quarter to give us a good head start on the year.

“With the mine expansion to 2,200 tonnes per day now well under way at El Cubo, cash costs assuming the current gold price should decline in Q2 and Q3, 2015. We recently commenced our 2015 exploration programs with six drills turning, so our all-in sustaining costs are scheduled to increase over the next two quarters. Management anticipates releasing shortly a preliminary economic assessment to build a high grade underground mine at our Terronera property in Jalisco state, Mexico, in the context of a pre-feasibility study to be completed later this year.

“I would like to congratulate our Mexico Country Manager and Vice President of Operations, Dave Howe, who recently received the prestigious Ostotakani lifetime award for his contributions to the mining industry in Mexico. Mr. Howe has been a valued member of senior management at Endeavour since 2007 and his dedication to excellence has benefitted both the Company and the mining industry in Mexico.”

Financial Results

For the first quarter ended March 31, 2015, the Company generated revenue totalling $51.1 million (2014 - $53.0 million). During the quarter, the Company sold 1,861,975 silver ounces and 15,799 gold ounces at realized prices of $17.11 and $1,221 per ounce respectively, compared to sales of 1,537,665 silver ounces and 16,445 gold ounces at realized prices of $20.50 and $1,306 per ounce respectively in Q1 2014.

After cost of sales of $42.0 million (2014 - $41.7 million), mine operating earnings amounted to $9.1 million (2014 - $11.3 million) from mining and milling operations in Mexico. Excluding depreciation and depletion of $10.5 million (2014 - $14.1 million) and stock-based compensation of $0.1 million (2014- $0.1 million), mine operating cash flow before taxes was $19.6 million (2014 – $25.4 million) in the first quarter of 2015. Net earnings were $1.4 million (2014 –$4.0 million).

Compared to Q1, 2014, the Mexican peso has depreciated 11% against the U.S. dollar, helping offset the weakness in precious metal prices. Approximately 65% of our operating costs are in Mexican pesos. The falling peso and continued focus on cost reductions lowered the consolidated operating cost 11% to $82.67 per tonne in Q1, 2015. Lower gold grades resulted in rising cash costs per ounce net of by-product credits, a non-IFRS measure and a standard of the Silver Institute, which increased 47% to $7.17 per ounce of payable silver compared to $4.87 in Q1, 2014. Similarly the lower gold grades offset by lower exploration and development expenditures resulted in all-in-sustaining costs per ounce, also a non-IFRS measure, to increase 10% to $13.32.

The Condensed Consolidated Interim Financial Statements and Management’s Discussion & Analysis can be viewed on the Company’s website at www.edrsilver.com, on SEDAR at www.sedar.com and EDGAR at www.sec.gov. All amounts are reported in US$.

Conference Call

A conference call to discuss the results will be held on Wednesday, May 6. The call will be held at 9am PDT (12pm EDT). To participate in the conference call, please dial the following:

Toll-free in Canada and the US: 1-800-319-4610
Local Vancouver: 604-638-5340
Outside of Canada and the US: 1-604-638-5340

No pass-code is necessary to participate in the conference call.

A replay of the conference call will be available by dialing 1-800-319-6413 in Canada and the US (toll-free) or 1-604-638-9010 outside of Canada and the US. The required pass-code is 4890 followed by the # sign. The replay will also be available on the Company’s website at www.edrsilver.com.

About Endeavour – Endeavour Silver is a mid-tier silver mining company focused on growing production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted 10 consecutive years of accretive growth of its silver mining operations. Endeavour's three silver-gold mines in Mexico combined with its strategic acquisition and exploration programs should facilitate Endeavour's goal to become a premier senior silver producer.

Contact Information - For more information, please contact:
Meghan Brown, Director Investor Relations
Toll free: 1-877-685-9775
Tel: 604-640-4804
Fax: 604-685-9744
Email: mbrown@edrsilver.com
Website: www.edrsilver.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of the United States private securities litigation reform act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour's anticipated performance in 2015 and the timing and results of exploration drill programs. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company's title to properties; fluctuations in the prices of commodities and their impact on reserves and resources as well as those factors described in the section "risk factors" contained in the Company's most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company's mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management's expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

ENDEAVOUR SILVER CORP.
COMPARATIVE HIGHLIGHTS

	Three Months Ended March 31
Q1 2015 Highlights	2015	2014	% Change
Production
Silver ounces produced	1,820,050	1,898,999	(4%)
Gold ounces produced	15,808	18,519	(15%)
Payable silver ounces produced	1,769,924	1,844,165	(4%)
Payable gold ounces produced	15,429	17,796	(13%)
Silver equivalent ounces produced	2,926,610	3,195,329	(8%)
Cash costs per silver ounce	7.17	4.87	47%
Total production costs per ounce	12.97	13.07	(1%)
All -in sustaining costs per ounce	13.32	12.15	10%
Processed tonnes	380,792	346,525	10%
Direct production costs per tonne	82.67	92.93	(11%)
Silver co-product cash costs	10.68	10.46	2%
Gold co-product cash costs	762	666	14%
Financial
Revenue ($ millions)	51.1	53.0	(4%)
Silver ounces sold	1,861,975	1,537,665	21%
Gold ounces sold	15,799	16,445	(4%)
Realized silver price per ounce	17.11	20.50	(17%)
Realized gold price per ounce	1,221	1,306	(7%)
Net earnings (loss) ($ millions)	1.4	4.0	(66%)
Adjusted net earnings ($ millions)	1.4	5.5	(75%)
Mine operating earnings ($ millions)	9.1	11.3	(20%)
Mine operating cash flow ($ millions)	19.6	25.4	(23%)
Operating cash flow before working capital changes	13.7	18.3	(25%)
Earnings before ITDA	16.4	19.3	(15%)
Working capital ($ millions)	25.8	46.4	(44%)
Shareholders
Earnings per share - basic	0.01	0.04	(75%)
Adjusted earnings per share - basic	0.01	0.05	(76%)
Operating cash flow before working capital changes per share	0.13	0.18	(26%)
Weighted average shares outstanding	101,976,901	100,494,157	1%

EBITDA, mine operating cash flow, cash costs and all-in sustaining costs are non-IFRS measures. Please refer to the definitions in the Company’s Management Discussion & Analysis.

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(unaudited – prepared by management)
(expressed in thousands of U.S. dollars)

	Three Months Ended
	March 31,	March 31,
	2015	2014

Operating activities
Net earnings (loss) for the period	$1,357	$4,037
Items not affecting cash:
Share-based compensation	480	459
Depreciation and depletion	10,518	14,155
Deferred income tax provision (recovery)	1,003	(2,274)
Unrealized foreign exchange loss (gain)	140	(3)
Mark-to-market loss (gain) on derivative liability	-	1,434
Mark-to-market loss (gain) on contingent liability	-	41
Finance costs	306	436
Net changes in non-cash working capital	(9,519)	(1,178)
Cash from (used in) operating activities	4,285	17,107

Investing activites
Property, plant and equipment expenditures	(8,665)	(9,234)
Cash used in investing activities	(8,665)	(9,234)

Financing activities
Repayment of revolving credit facility	-	(1,000)
Interest paid	(225)	(311)
Exercise of options and warrants	-	2,727
Cash from (used in) financing activites	(225)	1,416

Increase (decrease) in cash and cash equivalents	(4,605)	9,289
Effect of exchange rate change on cash and cash equivalents	(140)	2
Cash and cash equivalents, beginning of period	31,045	35,004
Cash and cash equivalents, end of period	$26,300	$44,295

This statement should be read in conjunction with the condensed consolidated interim financial statements for the period ended March 31, 2015 and the related notes contained therein.

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME
(unaudited – prepared by management)
(expressed in thousands of US dollars, except for shares and per share amounts)

	Three Months Ended
	March 31,	March 31,
	2015	2014

Revenue	$51,109	$53,000
Cost of sales:
Direct production costs	31,269	27,220
Royalties	248	334
Share-based compensation	73	68
Depreciation and depletion	10,454	14,073
	42,044	41,695
Mine operating earnings	9,065	11,305
Expenses:
Exploration	1,074	2,168
General and administrative	1,829	2,438
	2,903	4,606
Operating earnings (loss)	6,162	6,699
Mark-to-market loss on derivative liabilities	-	1,434
Mark-to-market loss on contingent liability	-	41
Finance costs	313	446
Other income (expense):
Foreign exchange	(667)	(257)
Investment and other	354	184
	(313)	(73)
Earnings (loss) before income taxes	5,536	4,705
Income tax expense (recovery):
Current income tax expense	3,176	2,942
Deferred income tax expense (recovery)	1,003	(2,274)
	4,179	668
Net earnings (loss) for the period	1,357	4,037
Other comprehensive income (loss), net of tax
Net change in fair value of available for sale investments	404	8

Comprehensive income (loss) for the period	$1,761	$4,045

Basic and diluted earnings (loss) per share based on net earnings	$0.01	$0.04
Diluted earnings (loss) per share based on net earnings	$0.01	$0.04

Basic and diluted weighted average number of shares outstanding	101,976,901	100,494,157
Diluted weighted average number of shares outstanding	101,976,901	101,435,506

This statement should be read in conjunction with the condensed consolidated interim financial statements for the period ended March 31, 2015 and the related notes contained therein.

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(unaudited – prepared by management)
(expressed in thousands of US dollars)

	March 31,	December 31,
	2015	2014
ASSETS
Current assets
Cash and cash equivalents	$26,300	$31,045
Investments	1,190	786
Accounts receivable	23,062	19,715
Inventories	19,297	21,604
Prepaid expenses	2,496	2,656
Total current assets	72,345	75,806
Non-current deposits	993	1,048
Deferred income tax asset	6,697	6,253
Mineral properties, plant and equipment	181,470	182,730
Total assets	$261,505	$265,837

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	$15,658	$17,408
Income taxes payable	1,884	8,181
Revolving credit facility	29,000	29,000
Total current liabilities	46,542	54,589

Provision for reclamation and rehabilitation	6,522	6,496
Deferred income tax liability	13,927	12,479
Total liabilities	66,991	73,564

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued
and outstanding 101,976,901 shares (Dec 31, 2014 - 101,976,901 shares)	367,853	367,853
Contributed surplus	8,900	8,430
Accumulated comprehensive income (loss)	(4,354)	(4,758)
Retained earnings (deficit)	(177,885)	(179,252)
Total shareholders' equity	194,514	192,273
Total liabilities and shareholders' equity	$261,505	$265,837

This statement should be read in conjunction with the condensed consolidated interim financial statements for the period ended March 31, 2015 and the related notes contained therein.